FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending October 7, 2004

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: October 7, 2004                                          By: LORRAINE DAY
                                                             ------------------
                                                                   Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

On 6 October 2004, Abacus (GSK) Trustees Limited ("Abacus"), as trustee of the GlaxoSmithKline Employee Trust, informed the Company that on 20 September 2004 it had incorrectly notified the Company of a transfer of 34,172 shares to participants in the SmithKline Beecham Employee Share Option Plan 1991, details of which were subsequently released that day in announcement 1437D.

Following receipt of the notification from Abacus today, the Company advises that 1437D should not have been issued, as no shares were transferred.


S M Bicknell
Company Secretary

6 October 2004

                              Director's Interests



I give below details of changes in interests in the Ordinary Shares of GlaxoSmithKline plc in respect of the under-mentioned director:-


Mr J D Coombe                        The Administrators of the
                                     GlaxoSmithKline Annual Investment Plan
                                     notified the Company and Mr Coombe on 7
                                     October 2004 that he had increased his
                                     interest by 126 Ordinary Shares at a price of (pound)12.00 per share following the re-investment of the dividend paid to shareholders on 30 September 2004.




S M Bicknell
Company Secretary

7 October 2004